June 22, 2007	32367.00033

VIA EDGAR AND BY COURIER

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	FairPoint Communications, Inc.
Registration Statement on Form S-4 (File No. 333-141825)

Ladies and Gentlemen:

On behalf of FairPoint Communications, Inc., a Delaware corporation (the “Registrant”), we are submitting the Registrant’s response to the Staff’s comments conveyed in its comment letter, dated June 20, 2007.  Based on discussions with the Staff, we are submitting this letter prior to filing Amendment No. 3 to the Registrant’s Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-141825) relating to the registration under the Securities Act of 1933, as amended, of up to 54,185,794 shares of common stock, par value $.01 per share, to be issued by the Registrant in connection with the Registrant’s merger with Northern New England Spinco Inc.  As discussed with the Staff, the Registrant will file Amendment No. 3 at a later date.

The Registrant’s responses set forth the Staff’s comments together with the Registrant’s responses.

If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Derek B. Swanson
Robert Littlepage
Kenya Wright Gumbs
Shirley J. Linn, Esq., Executive Vice President and General Counsel, FairPoint Communications, Inc.
Steven J. Slutzky, Esq., Debevoise & Plimpton LLP

2

FairPoint Communications, Inc.
Registration Statement on Form S-4

MEMORANDUM OF FAIRPOINT COMMUNICATIONS, INC.’S (THE “REGISTRANT”)

RESPONSES TO COMMENTS OF THE STAFF OF THE SECURITIES AND EXCHANGE

COMMISSION (THE “STAFF”) CONVEYED IN A LETTER DATED JUNE 20, 2007

The Staff’s comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

General

1.             Please file a form of proxy card with the next amendment to your registration statement.

The Registrant will comply with the Staff’s comment by including the form of proxy card as an annex to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) when filed.

Summary, page 10

The Merger, page 12

2.             Clarify the meaning of the statement that “in FairPoint’s sole discretion” an additional $5 million will be awarded to Lehman Brothers.  Disclose the purpose of this additional $5 million payment and the factors FairPoint will consider when deciding to pay an additional $5 million in advisory fees to Lehman Brothers. Provide similar, but more detailed, disclosure in the “Background of the Merger” section.

 The Registrant will comply with the Staff’s comment by including clarifying disclosure under the captions “The Merger” and “Background of the Merger” in Amendment No. 3 when filed.

Regulatory Matters, page 13

3.             Update your discussion to provide a brief summary of the status of any required regulatory approvals and compliance, as required by Item 3(i) of Form S-4.  In this regard, we note recent developments relating to L.D. 1866 and the heightened standards that bill (if approved) would require the Maine Public Utilities Commission to follow when approving transactions such as the proposed merger between FairPoint and Northern New England Spinco.  Please briefly summarize the nature of and status of this bill in the “Regulatory Matters” section, and include more detailed disclosure of the required regulatory approvals and the status of those approvals in the “Regulatory Approvals” (page 86) section of your document.

The Registrant will comply with the Staff’s comment by updating the disclosure under the caption “Regulatory Matters” in Amendment No. 3 when filed.

Background of the Merger, page 52

4.             We continue to disagree with your analysis—provided in response to our prior comment 2—that the valuation reports Morgan Stanley and Lehman Brothers provided to the Board of Directors are not materially related to the transaction.  The FairPoint Board of Directors, prior to unanimously approving the merger, obtained valuation materials and reports (prepared by Morgan Stanley and Lehman Brothers who were engaged as financial advisors to the company) from management on the proposed transaction and reviewed those materials during the deliberations. The Commission has stated, in the Adopting Release for Form S-4, that “Item [4(b)] requires that if the registrant or the company being acquired has obtained a report, opinion or appraisal from an outside party as to the transaction and refers to such opinion in the prospectus, then the information called for by Item 9(b)(1) of Schedule 13E-3 must be furnished.”  Business Combination Transactions; Adoption of Registration Form, Release No. 33-6578 (Apr. 23, 1985) at [*28].  As requested by our prior comment 2, please provide full Item 4(b) disclosure about each of Morgan Stanley’s and Lehman Brothers’ reports, opinions, or appraisals, and as required by Item 21(c) of Form S-4, provide the reports as exhibits (or annexes) and file the consents of each party.  Furthermore, provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by each of Morgan Stanley and Lehman Brothers in connection with rendering their valuations.  We may have further comment upon receipt of these materials.

The Registrant acknowledges the Staff’s comment and supplementally advises the Staff that Lehman Brothers Inc. (“Lehman Brothers”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”) were retained by the Registrant’s management to assist management in evaluating and negotiating the proposed transaction with Verizon.  Pursuant to the terms of their respective engagement letters, Lehman Brothers and Morgan Stanley are each entitled to receive an advisory fee from the Registrant upon the closing of the transaction.  Early in the process, the Registrant’s board of directors informed management that the board of directors should receive advice and a fairness opinion from a financial advisor whose fee was not tied to the successful closing of the transaction.  Accordingly, the Registrant retained Deutsche Bank Securities Inc. (“Deutsche Bank”) to so advise the board of directors and to render a fairness opinion. The fairness opinion provided by Deutsche Bank is described in, and attached as Annex B to, the proxy statement/prospectus included in the Registration Statement, and the accompanying presentation to the board was supplementally provided to the Staff.  Neither Lehman Brothers nor Morgan Stanley was asked to render a fairness opinion to the Registrant’s board of directors nor did Lehman Brothers or Morgan Stanley render any such opinion.  No representatives of Lehman Brothers or Morgan Stanley attended any board meetings at which the proposed transaction was discussed or approved.  As indicated in the revised disclosure in Amendment No. 2 to the Registration Statement under the caption “Background of the Merger,” Lehman Brothers and Morgan Stanley prepared materials in conjunction with the Registrant’s management to assist management in evaluating and negotiating the transaction, and certain of these materials were included in the presentations that management made to the Registrant’s board of directors.

In response to the Staff’s comment, in Amendment No. 3 when filed, the Registrant intends to provide the disclosure required by Item 4(b) of Form S-4 with respect to the materials prepared by Lehman Brothers and Morgan Stanley in conjunction with management and presented by management to the

Registrant’s board of directors on January 10, 2007 and January 14, 2007 (collectively, the “January Presentations”). The Registrant also intends to include these materials as annexes to the proxy statement/prospectus included in the Registration Statement and to file each of Lehman Brothers’ and Morgan Stanley’s consent to the inclusion of the January Presentations in the proxy statement/prospectus as an exhibit to the Registration Statement.

The Registrant respectfully advises the Staff that it continues to believe that none of the other materials prepared by Lehman Brothers and/or Morgan Stanley in conjunction with management constitutes a “report, opinion or appraisal materially relating to the transaction” because the relevant information contained in these materials has either been summarized in or superceded by the January Presentations.  The Registrant is supplementally confidentially providing to the Staff under separate cover the materials prepared by Lehman Brothers and/or Morgan Stanley in conjunction with management that were shared with the Registrant’s board of directors prior to the approval of the transaction.

In addition, the Registrant is also supplementally confidentially providing to the Staff under separate cover materials prepared by the Registrant and provided to Lehman Brothers and Morgan Stanley in connection with the proposed transaction.

Finally, the Registrant intends to revise the disclosure under the caption “Background of the Merger” in Amendment No. 3 when filed to clarify that certain of the materials prepared by Lehman Brothers and/or Morgan Stanley referred to in that section were prepared in conjunction with management.

6. Employee Benefits, page F-84

5.             We note your response to our prior comment 16.  Please revise your disclosures to provide the approximate number of Spinco employees for whom pension and other post retirement benefits will be assumed by the registrant in connection with the merger.

The Registrant will comply with the Staff’s comment by providing the requested disclosure in the footnotes to the unaudited pro forma condensed combined balance sheet in Amendment No. 3 when filed, as the Registrant believes this prospective information is more appropriately included in the pro forma financial statements than the historical financial statements.